September 29, 2008
VIA Edgar Correspondence
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

RE:	Sunrise Senior Living, Inc. Form 10-K for the Year ended December 31, 2007 Filed July 31, 2008 Forms 10-Q for the Quarterly Period ended June 30, 2008 Filed September 10, 2008 File No. 1-16499
Dear Mr. Spirgel:
This letter sets forth our responses to the comments in your letter dated September 16, 2008.
Form 10-K for the Year Ended December 31, 2007
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Investments in Unconsolidated Communities, page 92
1.	Refer to the penultimate paragraph on this page. Expand your disclosure to state whether distributions received in excess of your investments in the venture are refundable by agreement or by law. If any of the distributions are refundable tell us why you believe it is appropriate to recognize income for distributions received in excess of your investment. Please advise and provide us with your proposed disclosures.

Sunrise Response:

As we disclosed in our 2007 Form 10-K filing, we will be filing an amendment to our 2007 Form 10-K to furnish certain Rule 3-09 financial statements that were unavailable at the time of filing of the 2007 Form 10-K. In our 2007 Form 10-K/A, when filed, we will replace the sentence “All distributions received by us are first recorded as a reduction of our investment” with “All distributions received by us, which are not refundable either by agreement, or by law, are first recorded as a reduction of our investment.” We will make the same conforming wording change on page 109.
Note 6. Acquisitions, page 100
2.	We note that you purchased a 90% interest in Sunrise Connecticut Avenue Assisted Living, LLC in August 2007. Please revise to provide the pro forma disclosures required by paragraphs 54 and 55 of SFAS No. 141.

Sunrise Response:

Paragraph 54 of SFAS 141 requires pro forma information for public companies if an acquisition is a material business combination. We do not believe that the acquisition of this community is a material business combination. While FAS 141 does not define a material business combination, we believe that public companies refer to SX Rule 1.02(w) for the definition of a significant subsidiary when determining materiality of a business combination and therefore use a 10% threshold. The total assets purchased were $49.8 million, compared to total consolidated assets of $1,848.3 million at the end of the 2006, or 2.7%. Total income before taxes for the community in 2006 was $55,785, compared to total consolidated income before taxes in 2006 of $32.5 million, or 0.2%.
Form 10-Q for the Quarterly Period Ended June 30, 2008
Note 2. Fair Value Measurements, page 7
3.	We refer to your investments in auction-rate securities with a face amount of $40 million. Revise your disclosures to describe the underlying securities in more detail, including a description of any auction reset and interest rate provisions. In response to this letter, please provide us with your revised disclosures.

Sunrise Response:

We will revise our disclosure in our 2008 Form 10-Q for the Quarterly Period Ended September 30, 2008.

We will replace the sentences “At June 30, 2008, we held investments in auction rate securities with a face amount of $40.0 million. These securities are backed by student loans issued with interest rates ranging from 4.24% to 6.32%.” with the following:

“At September 30, 2008, we held investments in five Student Loan Auction-Rate Securities (“SLARS”), each with a face amount of $8.0 million, for a total of $40.0 million. These SLARS are issued by non-profit corporations and their proceeds are used to purchase portfolios of student loans. The SLARS holders are repaid from cash flows resulting from the student loans in a trust estate. The student loans are 98% guaranteed by the Federal government against default. The interest rates for these five SLARS are reset every 7 to 35 days. The interest rates at September 30, 2008 ranged from [ ]% to [ ]%.”

4.	We note that you estimate the fair value of your auction rate security instruments using Level 3 unobservable inputs in accordance with SFAS No. 157. Revise to provide a description of the inputs used to determine fair value, such as the liquidity discount, and the information used to develop the inputs. In response to this letter, please provide us with your revised disclosures.

Sunrise Response:

We will revise our disclosure in our 2008 Form 10-Q for the Quarterly Period Ended September 30, 2008.

We will replace the sentence “These inputs include management’s assumption of pricing by secondary market participants, including assumptions about risk” with the following:

“These inputs include an analysis of sales discounts realized in the secondary market that we received from an independent valuation firm, as well as assumptions about risk after considering recent events in the auction rate security market. The discount range of SLARS in the secondary market ranged from [11% to 42.5% at 6/30/08] with an average SLARS discount on closed deals of [12% at 6/30/08]”

Managements Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
5.	We note that you primarily use unobservable or Level 3 inputs, which are supported by little or no market activity, to determine the fair value of your investments in auction rate securities. Revise your disclosures to provide a sensitivity analysis since the fair value of your investments could potentially change as the significant unobservable inputs vary.

Your critical accounting policy for investments should also describe how the estimates and related assumptions were derived, how accurate the estimates and assumptions have been in the past, and whether the estimates and assumptions are reasonably likely to change in the future. In the regard, the March 2008 sample letter sent by the Division of Corporation Finance highlights some of the MD&A disclosure matters that you may want to consider when applying the guidance in SFAS No. 157, given the judgment you must apply in using unobservable inputs to determine the fair value of your investments. In response to this letter, please provide us with your revised disclosures.

Sunrise Response:

While Sunrise has historically invested excess cash within the insurance captive in auction-rate securities, the investments were always sold by the end of each quarter. Sunrise has not held investments in auction rate securities at any balance sheet date prior to March 31, 2008 when the auctions for our securities failed. Sunrise hasn’t held other investments in many years. Therefore, we have no historical experience to refer to. We do not consider the valuation of investments to be a critical accounting policy or estimate to us for the following reasons: our investment in these securities is not a material asset on our consolidated balance sheet, the securities are held in our insurance captive and we share any income or loss inside our insurance captive with the communities participating in the insurance programs, and we have the ability and intent to hold these securities until the market recovers and we can sell them either at par or at a minimal discount from par. These auction-rate securities serve as collateral for letters of credit in the insurance captive.

However, we will add the following disclosure to our discussion of our unrealized loss on investments in auction rate securities in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-Q for the Quarterly Period Ended September 30, 2008:

The unrealized loss on our investments of [$4.7 million at 6/30/08] for the nine months ended September 30, 2008 was based on an analysis of sales discounts achieved in the secondary market and management’s judgment and resulted in an estimated discount of between [10% and 13% at 6/30/08] from the face amount of the securities. Due to the uncertainty in the market for auction rate securities, it is reasonably likely that this assumption could change in the future. If the discount used was 5%, the unrealized loss would have been $2.0 million. If the discount used was 15%, the unrealized loss would have been $6 million.
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If you have any questions or additional comments, please contact me at the number below.
Sincerely yours,
/s/  Richard J. Nadeau
Richard J. Nadeau
Chief Financial Officer
(703) 744-1662

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